Exhibit 99.1

Sapiens ALIS Policy Administration System Wins XCelent Award from Celent

Sapiens earns its second straight “Breadth of Functionality” distinction from Celent

Holon, Israel – January 19, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that it won Celent’s XCelent award in the “breadth of functionality” category for its ALIS Policy Administration system for life, pension, annuity and medical markets in the EMEA region. Celent, a research and consulting firm, analyzed policy administration systems available to insurers in the EMEA region in 2015.

“The ALIS system has a very good user interface. It is simple for the user and flows well,” wrote Jamie Macgregor, the senior vice president for Celent’s Insurance practice and co-author of Celent’s “EMEA Policy Administration Systems 2015” report. “The ALIS system has a graphical policy timeline that is unique and useful for a customer service representative working with a client. Sapiens is releasing new portals, which Celent reviewed, that are among the best we have seen.”

“Going forward, we expect the Sapiens ALIS system to make most evaluation short lists and Sapiens to expand its already rich customer base in the EMEA region,” added Nicolas Michellod, a senior analyst with Celent’s Insurance practice and report co-author.

“We are honored to receive the XCelent award in EMEA for our ALIS policy administration system. This award reinforces Sapiens ALIS’ market-leading position and confirms that we are delivering the right mix of functionality and user experience,” said Roni Al-Dor, Sapiens president and CEO. “Winning this biennial award for two consecutive reports demonstrates Sapiens’ dedication to the life market and our continual R&D investment. We thank Celent for its exhaustive research, which helps us gain greater insight into insurers’ priorities and needs, and improve our offerings.”

To download the report, click http://www.sapiens.com/pdfs/CELENT_2015_EMEA_Life_PAS_Sapiens_Profile_Reprint.pdf.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com